haynesboone
October 2, 2008
Mr. John Lucas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 7010
Re: Ultra Petroleum Corp.
Annual report for the fiscal year ended Dec. 31, 2007
Filed Feb. 26, 2008
File No. 1-33614
Dear Mr. Lucas:
     On behalf of Ultra Petroleum Corp. (“Ultra”), we would like to advise you that Ultra is in receipt of the staff’s letter dated September 24, 2008, containing comments related to your review of the above-referenced annual report for the fiscal year ended December 31, 2007. In such letter, you requested that Ultra amend its filing and respond to comments within 10 business days or advise when a response would be provided.
     As discussed with you by telephone this morning, Ultra respectfully requests an extension of the original response time so that their response is due no later than November 7, 2008.
     Thank you for your consideration of this request. Please call me at (713)547-2235 with any concerns you may have regarding the Company’s proposed timetable for responding to the comment letter.

Very truly yours, /s/ Judithe H. Little Judithe H. Little

cc:	Michael D. Watford Marshall D. Smith Ultra Petroleum Corp.
Haynes and Boone, LLP
Attorneys and Counselors
One Houston Center
1221 McKinney Street, Suite 2100
Houston, Texas 77010-2007
Phone: 713.547.2000
Fax: 713.547.2600
www.haynesboone.com